FREEGOLD VENTURES LIMITED

TSX: ITF, OTC BB: FGOVF, Frankfurt: FR4

For Immediate Release

www.freegoldventures.com

Freegold Ventures Closes Private Placement with Rob McEwen

and Sprott Asset Management

June 29, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”) is pleased to announce that further to its news release of June 18, 2007, the Company has closed its non-brokered private placement and has issued 5,500,000 units at a price of $1.15 per unit for total proceeds of $6,325,000.  Rob McEwen has purchased 4.5 million of these units for $5,175,000, providing him with an 8.2% stake in the Company.  Sprott Asset Management has purchased 900,000 of these units for $1,035,000, increasing its position in the Company from 9.9% to 10.5%.

No finder’s fees or commissions were paid as part of this private placement.  In compliance with Canadian securities law, all of the securities issued in connection with this private placement are subject to a hold period expiring on October 27, 2007.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 34,000-foot drilling program aimed at further expanding the size of the resource prior to undertaking new economic evaluations in 2007.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit.  Freegold is also discovering new high-grade veins and bulk tonnage shear zones in its 25,000-foot drill program at its Golden Summit project outside Fairbanks, Alaska.  A 10,000-ton bulk sample collected in the fall of 2006 was successful in uncovered numerous zones of high-grade surface gold mineralization.  Pending permit completion, on-site processing of this bulk sample material plus additional high-grade surface mineralization is expected to commence in late summer 2007.  Freegold has also recently optioned the Vinasale Gold Deposit in Alaska, from Doyon, Limited.  Geophysical, mapping and sampling programs will be carried out on the property in 2007.

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.685.1870

1.800.667.1870

Steve Manz

jkw@freegoldventures.com

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

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